UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                 Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Inside Information, dated March 31, 2025	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

INSIDE INFORMATION

The Board of Directors of Grifols, S.A. has unanimously approved that its fully owned subsidiary Grifols Biotest Holdings GmbH submits a public delisting purchase offer to the shareholders of Biotest AG ("Biotest"). Thus, Grifols Biotest Holdings GmbH announces today its decision to purchase by way of a public delisting purchase offer all no-par bearer common shares of Biotest and all non-voting bearer preferred shares in Biotest and its intention to offer EUR 43.00 per each common share and EUR 30.00 per each preferred share. Further, Grifols and Biotest have agreed that no later than ten (10) workdays prior to expiration of the deadline for accepting the delisting offer they will apply for the cancellation of the admission of the shares of Biotest to trading on the Frankfurt Securities Exchange.

The terms and conditions of the delisting offer will be communicated in the offer document ("Offer Document") to be prepared by Grifols and to be examined by the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in the coming weeks.

Once the Offer Document is approved by BaFin, it will be published in accordance with applicable laws and will also be reported as inside information, and its contents will be published on Grifols' website.

In Barcelona, on 31 March 2025.

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 31, 2025